                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                     Peoples Heritage Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Peoples Heritage Financial Group, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)



                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   711147 10 8
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 William J. Ryan
                 Chairman, President and Chief Executive Officer
                     Peoples Heritage Financial Group, Inc.
                                  P.O. Box 9540
                               One Portland Square
                          Portland, Maine 04112-9540

                                 With a Copy to:

                             Gerard L. Hawkins, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 October 3, 1996
--------------------------------------------------------------------------------
            (Date Amendment to Tender Offer First Published, Sent or
                           Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation                                Amount of Filing Fee
---------------------                                --------------------

   $60,000,000*                                            $12,000**


----------
     *For purposes of calculating the fee only. Based on the offer for 2,500,000 shares of Common Stock at the maximum tender offer price of $24.00 per share.

     **Previously paid.

/   /  Check box if any part of the fee is offset as provided by Rule
240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
                       ---------------------              ---------------------

Form of Registration No.:                    Date Filed:
                         -------------------            -----------------------

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated September 10, 1996, filed by Peoples Heritage Financial Group, Inc. (the "Company"), a Maine corporation, relating to the Company's offer to purchase up to 2,500,000 shares of its common stock, par value $.01 per share (together with the associated Preferred Stock Purchase Rights, the "Common Stock" or the "Shares"), at prices not greater than $24.00 nor less than $21.00 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement.

ITEM 8. ADDITIONAL INFORMATION

     (a) On October 3, 1996, the Company amended the Offer to provide that the special Odd Lot purchase rules applicable to Odd Lot Owners to avoid proration will include, for purposes of determining the number of shares held, shares allocated to the accounts of participants in the Company's Thrift Incentive Plan ("TIP") and Profit Sharing Employee Stock Ownership Plan ("ESOP"). See "The Offer - Tenders by Owners of Fewer Than 100 Shares" in the Offer to Purchase, dated September 10, 1996. A copy of the letter to participants in the ESOP and the TIP advising them of the amendment to the Offer is included herewith as Exhibit 9(a)(11), which is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended to add the following Exhibit:

     (a)(11) Supplemental Letter to Participants in the TIP and the ESOP.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                         PEOPLES HERITAGE FINANCIAL GROUP, INC.

                                         By: /s/ William J. Ryan
                                             -----------------------
                                             William J. Ryan
                                             Chairman, President and
                                              Chief Executive Officer

Date:  October 3, 1996